                                                                 August 26, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                              801 EAST 86TH AVENUE
                           MERRILLVILLE, INDIANA 46410

Gentlemen:


This certificate is notice that the above named company is filing on behalf of NIPSCO Receivables Corporation, which has issued, renewed, or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.
     Promissory note

2.   Issue, renewal or guaranty.
     Issue

3.   Principal amount of each security.


     Month End Date           Principal Balance
     -------------------------------------------
     January 31, 2004              $ 23,214,284
     February 29, 2004             $ 48,008,391
     March 31, 2004                $ 28,165,796
     April 30, 2004                $          -
     May 31, 2004                  $          -
     June 30, 2004                 $          -
     -------------------------------------------


4.   Rate of interest per annum of each security.

     Month End Date          Interest Rate
     --------------------------------------
     January 4, 2004                 1.90%
     February 29, 2004               1.87%
     March 31, 2004                  1.82%
     April 30, 2004                      -
     May 31, 2004                        -
     June 30, 2004                       -
     --------------------------------------


5.   Date of issue, renewal or guaranty of each security.
     December 30, 2003


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6.   If renewal of security, give date of original issue.
     N/A

7. Date of maturity of each security. (In case of demand notes, indicate "on demand").
     Balance amounts mature one year and one day after the termination date of the underlying sales agreement or such later date as may be agreed in writing by the Seller and the Purchaser.

8. Name of the person to whom each security was issued, renewed or guaranteed. Northern Indiana Public Service Company

9.   Collateral given with each security, if any.
     None

10.  Consideration received for each security.
     Cash

11.  Application of proceeds of each security.
     Purchase accounts receivable from Northern Indiana Public Service Company

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     a.   The provision contained in the first sentence of Section 6(b)                     / /

     b.   The provisions contained in the fourth sentence of Section 6(b)                   / /

     c.   The provisions contained in any rule of the Commission other than Rule U-48       /X/



13. If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purposes of the exemption from section 6(a) of the Act granted by the first sentence of section 6(b).
     N/A


14. If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
     N/A


15. If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
     Rule 52(b)

                                        Very truly yours,

                                        Northern Indiana Public Service Company

                                        By:        /s/ Jeffrey W. Grossman
                                           -------------------------------------
                                                 J. W. Grossman, Vice President



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